LAW OFFICES OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland 20854

Admitted: MA, DC and VA	301-299-8092
(Not Admitted: MD)	fax: 301-299-8093
levensonfam@msn.com

February 10, 2005

Elaine Wolff, Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:	Eye Care International, Inc. Registration Statement on Form SB-2 Filed December 15, 2004 Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, we respectfully submit Amendment No. 1 to its registration statement on Form SB-2. In this letter, we respond to your comment letter dated January 13, 2005 to Clark A. Marcus, President and Chief Executive Officer of the registrant; the responses are numbered to correspond to the numbered comments in your letter.

1. No pictures, graphics or artwork will be used in the prospectus.

2. Appropriate revision has been made.

3. Appropriate revision has been made.

4. Appropriate revision has been made.

5. Appropriate revision has been made.

6. Appropriate revision has been made.

7. Introductory paragraphs have been inserted under “Results of Operations” and Liquidity and Capital Resources” in the Management Discussion and Analysis, etc. section and other appropriate revisions have been made in that section.

8. Appropriate revision has been made.

9. The loans to Messrs. Marcus and Koenig were made before enactment of either the Sarbanes-Oxley Act or Section 13(k) of the Securities Exchange Act of 1934 and are consistent with and not contrary to Section 13(k), which provides in pertinent part:

An extension of credit maintained by the issuer on the date of enactment of this subsection shall not be subject to the provisions of this subsection, provided that there is no material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment. (Emphasis supplied)]

10. Appropriate revision has been made.

11. Appropriate revision has been made.

12. Appropriate revision has been made.

13. Appropriate revision has been made.

14. Appropriate revision has been made.

15. Appropriate revision has been made.

16. Appropriate revision has been made.

17. Appropriate revision has been made to disclose that all notes and loans payable are classified as current maturities.

18. Appropriate revision has been made.

19. Appropriate revision has been made.

20. Appropriate revision has been made.

21. A copy of the agreement is attached hereto as Exhibit A.

22. Appropriate revision has been made.

23. Appropriate revision has been made.

24. Appropriate revision has been made.

25. Various publications that provide support for the cited and similar assertions and statements are being forwarded to you separately, as supplemental information, because of the difficulty of Edgarizing them..

26. Please refer to the response to comment 25. The publications are available to the general public, but are directed to the health care, insurance and vision industries. The registrant did not commission any of the publications.

27. Appropriate revision has been made.

28. Appropriate revision (up-dating) has been made.

29. Appropriate revision has been made.

30. Appropriate revision has been made.

31. Appropriate revision has been made.

32. Appendix A was part of the prospectus, but the information now is set forth under “Selling Security Holders.”

33. Appropriate revision has been made in the table to identify the natural persons with investment control of entities. To the registrant’s knowledge, none of the entities is a broker-dealer or affiliate of a broker-dealer.

34. Appropriate revision has been made.

35. Appropriate revision has been made.

36. Appropriate revision has been made.

The responses to comments 37-44 have been provided by the auditors.

37. The Company closed on an acquisition of LBI, Inc. as of July 31, 2004 whereby the Company paid $483,000 for LBI. The consideration was in the form of a note in the amount of $130,000 and 100,000 shares of the Company’s common stock. LBI Inc. had no assets or liabilities as of the date of acquisition. The reason for the acquisition was that LBI had certain agreements and distribution arrangements that the Company will be able to use in marketing its products and services. The acquisition gives the Company full access to those marketing channels. Since LBI did not have any assets or liabilities except for the contracts and agreements, the full purchase price was recorded as goodwill. The trading value of the common stock of the Company at July 31, 2004 was $3.53 per share. Therefore, the 100,000 shares of the common stock given for the acquisition had a value of $353,000. That stock value added to the note of $130,000 resulted in the total purchase price and goodwill of $483,000.

There were no audits required of the acquired company since there were no assets or liabilities and limited operating history. Therefore, no audited financial statements as required by Rule 310(c) were possible or provided. The evaluation of the goodwill for impairment pursuant to SFAS 141 is not expected until the Company’s year end of December 31, 2004 which is their annual impairment valuation measurement.

38. The consulting expenses for the expansion of the business are reported below operations due to the nature of the expense. Certain individuals were paid with stock of the Company to facilitate different acquisitions currently in process by the Company that would provide greater marketing channels to the company’s products and services. The Company had attempted several acquisitions during the prior twelve months that were not consummated and continue to negotiate with other companies for possible acquisition. These expenses primarily have to do with providing access to those merger candidates versus direct expansion of the business in the normal course of business. Since the expenses relate to prior and future possible acquisitions of an uncertain determination, it is deemed to be a non operational expense.

39. The warrants issued to consultants were at an exercise price of $.01 per share. The current trading price of the common stock varied depending on the date of the issuance. The fair value method was used to value the warrants under FAS 123 and was incorrectly referred to as the intrinsic method since the issuance was to an outside consultant and the fair value was virtually the same as the intrinsic value. In addition, the warrants were immediately exercisable, nonforfeitable, fully vested and most of the recipients of the warrants exercised their warrants when they received them. The services had been performed at the date of the issuance of the warrants with no restrictions on the warrants and no future services being specifically contracted for in exchange for the warrants. Thus the measurement date had occurred at that time. The consulting services were provided by various individuals unrelated to the company pursuant to verbal agreements to assist with the various mergers and acquisitions previously attempted by the company and for future acquisitions currently undefined. Since there were no written contracts or agreements valuing the services, the only available measure of the services was the stock given. Per our discussions with the SEC, since there were no written or verbal agreements fixing the value and since the stock was given over various dates, the only alternatives were to value the services at the value of the securities given up with reference to the trading price or to have a lengthy and costly valuation of the common stock at each and every date stock was given for the services. Since the Company has limited finances and could not afford the cost or the time of obtaining an independent valuation of the common stock, the trading value was used.

40. AU 508 paragraph 74 provides that if the prior period is audited by another auditor and the predecessor auditor report is not presented, the successor auditor should indicate in the introductory paragraph of their report (a) that the financial statement for the prior period were audited by another auditor, (b) the date of his report, (c) the type of report issued by the predecessor auditor, and (d) if the report was other than a standard report, the substantive reasons therefore. However, the predecessor auditor’s report was presented on page F 21 so the additional language outlined in paragraph (c) is not required. The audit report did not include a going concern modification due to the additional funds raised by the Company after year end that were deemed to be sufficient to provide working capital sufficient to pay all expected operating expenses for the issuing twelve months. In addition, other financing agreements were in place to provide additional operational funds with sufficient certainty to alleviate the addition of the going concern modification to the auditors report. A review of funds received after year end through the date of the audit report and a review of financing agreements provided satisfactory evidence that the Company was able to continue as a going concern with known available funds for next twelve months.

41. The gain on forgiveness of deferred compensation for executive officers in the amount of $929,000 was determined as a gain because the accrued compensation had occurred substantially in prior periods and was computed in accordance with employment contracts in effect for those periods versus amounts paid to the individuals. The liability was legally enforceable by the officers and was forgiven to reduce the amount of debt on the company’s books pursuant to various financings that the company was negotiating. There were no stated or unstated exchanged rights and even though by definition the officers are related parties, the forgiveness of debt was not a contribution to capital.

42. SAB Topic 4C provides that changes in the number of common shares resulting from a stock dividend or split effectuated after the date of the latest financial statements but before release of the financial statements or the effective date of a registration statement, whichever is later, should be retroactively restated. Since the Company approved a reverse 1 for 5 stock split in June 2003 retroactive effect was given to the financial statements. Prior to the stock split the outstanding shares of common A stock was 12,079,300. After reflecting the reverse stock split, the outstanding shares were 2,415,860 and reflected as such in the 2002 financial statements presented on a comparative basis. The additional paid in capital prior to the split was $9,088,860 as of December 31, 2002 and was restated to $9,099,544 after the split to account for the change in outstanding shares and common stock.

43. The values for common stock issuances recorded on the Statements of Stockholders’ Deficit were determined with reference to the average bid and ask of the stock as traded at the dates the stock was issued.

44. The value for common stock issuances recorded on the Statements of Stockholders’Deficit were recorded at the sales price received for any private stock sales and at the fair market value for stock issued for services..

45. Appropriate revision has been made.

46. Exhibit 5, containing the consent of counsel, is filed with the amendment.

Marked as well as unmarked copies of the amendment are being filed, to facilitate the expeditious review of the registration statement.

The registrant desires to request acceleration of the effective date at the earliest possible date and, after allowing time for review of the amendment, will request acceleration by a letter containing the indicated acknowledgements at least two business days in advance of the requested effective date.

Thank you for your attention and cooperation. If any additional information is desired or if there is any question, please do not hesitate to contact me, in writing or by telephone.

Sincerely,

David J. Levenson

cc:   Clark A. Marcus, President
       James L. Koenig, Secretary
       Scott M. Carson, Executive Vice President

EXHIBIT A

Date:

To:    Eye Care International, Inc.

From:

Re:    Shares/SB-2 Registration

The undersigned agrees that, notwithstanding the effective date of the above described Registration Statement, contemplated to be filed by Eye Care International, Inc. within the next seven days, the undersigned will not sell his/her shares referenced above except in accordance with the 144 Volume Formula. This restriction shall pertain only for a one-year period from the date of original issuance of above shares to the undersigned.

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